



50 8/23/04

SECUR 04019505 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___07/01/03___ AND ENDING___06/30/04___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.M. Oppenheimer Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1150 Silverado
                        (No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company, CPAs
                (Name – if individual, state last, first, middle name)

5190 Governor Drive, Suite 201, San Diego, CA   92122
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
AUG 2 5 2004
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

1

OATH OR AFFIRMATION

I, _____Allen M. Oppenheimer_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____A.M. Oppenheimer Securities, Inc._____, as

of _____June 30_____, 20_04____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

State of California } ss.
County of San Diego }

Subscribed and sworn to (or affirmed) **before**
me, this 6ᵗʰ day of August, 2004,
by Allen M. Oppenheimer.

William F. Moore, Notary Public
Notary Public

_____
Signature

_____President_____
Title

WILLIAM F. MOORE
Commission # 1415988
Notary Public - California
San Diego County
My Comm. Expires May 5, 2007

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. M. Oppenheimer Securities, Inc.
Audited Financial Statements
For The Years Ended
June 30, 2004 and 2003

A. M. OPPENHEIMER SECURITIES, INC.

JUNE 30, 2004 AND 2003

CONTENTS



Sonnenberg & Company, CPAs

A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX



Leonard C. Sonnenberg, CPA

Independent Auditors' Report

Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

We have audited the accompanying statements of financial condition of A. M. Oppenheimer Securities, Inc. as of June 30, 2004 and 2003, and the related statements of income and deficit, cash flows, changes in shareholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial positions of A. M. Oppenheimer Securities, Inc., as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

August 4, 2004

Sonnenberg & Company, CPAs

3

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004 AND 2003

	2004	2003
ASSETS		
Current assets:		
Cash	$ 6,682	$ 6,676
Other assets:		
Investments, at cost, not readily marketable	52,600	52,600
TOTAL ASSETS	$ 59,282	$ 59,276

LIABILITIES AND SHAREHOLDER'S EQUITY

	2004	2003
Liabilities	$ 0	$ 0
Shareholder's equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 5,500 shares	5,500	5,500
Additional paid in capital	86,718	84,558
Deficit	(32,936)	(30,782)
	59,282	59,276
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 59,282	$ 59,276

See notes to financial statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF INCOME AND DEFICIT
YEARS ENDED JUNE 30, 2004 AND 2003

	Year Ended June 30, 2004	Year Ended June 30, 2003
Income		
Interest Income	$ 23	$ 58
Refund of Fees	163	196
Total Income	186	254
Operating expenses:		
Amortization	$ 0	$ 0
Dues – SIPC	150	150
Fees – NASD	765	745
License and State fees	25	0
Tax – Franchise Tax Board	800	800
Audit expense	600	500
Department of corporations fee	0	0
Miscellaneous expenses	0	0
Total Operating expenses	2,340	2,195
Net Income (Loss)	(2,154)	(1,941)
Deficit, beginning	(30,782)	(28,841)
Deficit, ending	$(32,936)	$(30,782)

See notes to financial statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	Year Ended June 30, 2004	Year Ended June 30, 2003
Operating activities:		
Net income (loss)	$(2,154)	$(1,941)
Financing activities:		
Increase in paid in capital	2,160	21,500
Investments at cost	0	(19,500)
Increase (decrease) in cash	$ 6	59
Beginning cash balances	$ 6,676	6,617
Ending cash balances	$ 6,682	$ 6,676
Income taxes paid	$ 800	$ 800
Interest paid	$ 0	$ 0

See notes to financial statements.

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	Common Stock	Additional Paid In Capital	Deficit	Total
Balance June 30, 2002	$5,500	$63,058	$(28,841)	$39,717
Additional paid in capital		21,500		21,500
Net loss for the year ended June 30, 2003			(1,941)	(1,941)
Balance, June 30, 2003	5,500	84,558	(30,782)	59,276
Additional paid in capital		2,160		2,160
Net loss for the year ended June 30, 2004			(2,154)	(2,154)
Balance, June 30, 2004	$5,500	$86,718	$(32,936)	$59,282

See notes to financial statements.

7

A. M. OPPENHEIMER SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITY SUBORDINATED
TO CLAIM OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

There are no liabilities subordinated to the claim of general creditors.

See notes to financial statements.

A. M. OPPENHEIMER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

1.   Organization and Nature of Business:

A. M. Oppenheimer Securities, Inc. (The Company) is a licensed broker-dealer limited to wholesaling and retailing of public placements of limited partnership interests and to the sale of privately-held companies under the jurisdiction of the NASD (National Association of Securities Dealers, Inc.). The Company is a California corporation that is a wholly-owned subsidiary of A. M. Oppenheimer, Inc.

The only revenues generated by the Company to date has been service income and interest income.

2.   Summary of significant accounting policies:

The company records its assets, liabilities, income and expenses on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

During June 2000 and December 2000 and May 2003, the Company acquired warrants from National Association of Securities Dealers, Inc. to purchase shares in the NASDAQ Stockmarket, Inc. The warrants and shares are recorded as assets of the Company at its total cost basis of $52,600.

3.   Income Taxes:

The Company files federal and state income tax returns annually. Due to operating deficits, the Company pays only the minimum franchise tax of $800.

4.   Common Stock:

The company is a wholly-owned subsidiary of A. M. Oppenheimer, Inc. The Company has issued 5,500 shares at $1 par value for a total of $5,500. The parent corporation, A. M. Oppenheimer, Inc. is owned 100 per cent by Allen M. Oppenheimer, who is also the president of both corporations.



Sonnenberg & Company, CPAs

A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX



Leonard C. Sonnenberg, CPA

<u>Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission</u>

Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

We have audited the accompanying financial statements of A. M. Oppenheimer
Securities, Inc. as of and for the year ended June 30, 2004, and have issued
our report thereon dated August 4, 2004. Our audit was conducted for the
purpose of forming an opinion on the basic financial statements taken as a
whole. The information contained in Schedules I and II on Pages 11 to 13 is
presented for purposes of additional analysis and is not considered a required
part of the basic financial statements, but is supplementary information
required under the Securities Exchange Act of 1934. Such information has been
subjected to the auditing procedures applied in the audit of the basic
financial statements and, in our opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a whole.

August 4, 2004

Sonnenberg & Company, CPAs

10

Member: The American Institute of Certified Public Accountants and California Society of Certified Public Accountants

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	Year Ended June 30, 2004	Year Ended June 30, 2003
Total shareholder's equity	$59,282	$59,276
Shareholder's equity not allowable	0	0
Total shareholder's equity qualified for net capital	59,282	59,276
Total non-allowable assets	52,600	52,600
Net capital before haircuts on securities position	6,682	6,676
Haircuts on securities	0	0
Net capital	$ 6,682	$ 6,676
Minimum net capital requirement (6.67%) of current liabilities)	$ 0	$ 0
Minimum dollar net capital required	5,000	5,000
Net capital requirement - (the larger of the required net capital)	$ 5,000	$ 5,000
Net capital	$ 6,682	$ 6,676
Net capital requirement	5,000	5,000
Excess net capital	$ 1,682	$ 1,676

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 0	$ 0
Total aggregate indebtedness	$ 0	$ 0
Percentage of aggregate indebtedness to net capital	0%	0%
Percentage of debt to debt-equity in accordance with Rule 15c-1	0%	0%

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2004

Reconciliation of computation of net capital pursuant to Rule 15c3-1

	Dealer's Unaudited Report 06/30/2004	Audited Report 06/30/2004	Difference
Total shareholder's equity	$59,282	$59,282	$ 0
Shareholder's equity not allowed	52,600	52,600	0
Total shareholder's equity qualified for net capital	6,682	6,682	0
Total non-allowable liabilities (See Sch B)	0	0	0
Total non-allowable assets (See Sch C)	0	0	0
Net capital before haircuts on securities positions	6,682	6,682	0
Haircuts on securities	0	0	0
Net capital	$ 6,682	$ 6,682	$ 0

Schedule A - Reconciliation of shareholder's equity

Net loss per audited report	$ (2,154)
Deficit - June 30, 2003	(30,782)
Capital stock	5,500
Additional paid in capital	86,718
Total shareholder's equity	$ 59,282

A. M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II (CONTINUED)
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2004

	Dealer's Unaudited Report 06/30/2004	Audited Report 06/30/2004	Difference
Schedule B - Reconciliation of non-allowable liabilities			
Liabilities subordinated to claims of general creditors	$ 0	$ 0	$ 0
Schedule C - Reconciliation of non-allowable assets:			
Non-allowable assets	$ 0	$ 0	$ 0
Reconciliation of computation of net capital			
Minimum net capital requirement (6.67% of current liabilities)	$ 0	$ 0	$ 0
Minimum dollar net capital required	5,000	5,000	0
Net capital requirement	$ 5,000	$ 5,000	$ 0
Net capital for period ended June 30, 2004	$ 6,682	$ 6,682	$ 0
Net capital requirement	5,000	5,000	0
Excess net capital	$ 1,682	$ 1,682	$ 0



Sonnenberg & Company, CPAs

A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX



Leonard C. Sonnenberg, CPA

Independent Auditors' Report on Internal Control

The Board of Directors
A. M. Oppenheimer Securities, Inc.
La Jolla, California

In planning and performing our audit of the financial statements and supplemental schedules of A. M. Oppenheimer Securities, Inc., for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expression our opinion on the consolidated financials statements and not to provide assurance on internal control.

Also, as required by Rule 17a-3(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications, and comparisons, 2) Recordation of differences required by rule 17a-13, or 3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintain internal control and the practices and procedures referred to in th preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(5) lists additional objectives of the practices and procedures listed in preceding paragraph.

14

A. M. Oppenheimer Securities, Inc.
Page Two

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17c-5(g) of the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 4, 2004   Sonnenberg & Company, CPAs